EXHIBIT 99.1

FirstService Reports Strong Second Quarter Results

FirstService Brands Drives Double-Digit Revenue and Earnings Growth

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016

Revenues (millions)	$434.9	$385.1	$810.8	$692.7
Adjusted EBITDA (millions) (note 1)	47.6	40.2	68.3	53.0
Adjusted EPS (note 2)	0.61	0.52	0.77	0.60

GAAP Operating Earnings	35.8	30.8	45.4	35.1
GAAP EPS	0.50	0.35	0.63	0.30

TORONTO, July 26, 2017 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today reported results for its second quarter ended June 30, 2017. All amounts are in US dollars.

Revenues for the second quarter were $434.9 million, a 13% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 18% to $47.6 million, and Adjusted EPS (note 2) was $0.61, a 17% increase versus the prior year quarter. GAAP Operating Earnings were $35.8 million, relative to $30.8 million in the prior year period. GAAP diluted earnings per share was $0.50 in the quarter, versus $0.35 for the same quarter a year ago.

For the six months ended June 30, 2017, revenues were $810.8 million, a 17% increase relative to the comparable prior year period, Adjusted EBITDA was $68.3 million, up 29%, and Adjusted EPS was $0.77, a 28% increase versus the prior year period. GAAP Operating Earnings were $45.4 million, relative to $35.1 million in the prior year period. GAAP diluted EPS for the six months year-to-date was $0.63, compared to $0.30 in the prior year period.

“We are pleased to report another strong quarter, with FirstService Residential results in line with our expectations and FirstService Brands delivering double digit organic growth across its largest service lines,” said Scott Patterson, Chief Executive Officer of FirstService. “Our Brands businesses benefited from robust home improvement spending and market activity levels and these indicators continue to trend positively as we look out to the second half of this year,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.5 billion in annual revenues and has more than 17,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $302.9 million for the second quarter, up 5% versus the prior year quarter, including 4% organic growth. Adjusted EBITDA for the quarter was $28.7 million, versus $26.4 million in the prior year period. The results for our FirstService Residential division were driven by strong top-line growth in certain high-rise markets, including South Florida, New York, Toronto and Dallas. Margin improvement reflected efficient labour cost management across our operations. GAAP Operating Earnings were $23.2 million, versus $21.4 million for the second quarter of last year.

FirstService Brands revenues grew to $132.0 million, up 37% relative to the prior year period. Revenue growth was comprised of 11% organic growth and the balance from recent acquisitions. Adjusted EBITDA for the second quarter was $22.1 million, up from $16.7 million in the prior year period. The second quarter was driven by strength across our largest franchised systems and company-owned operations. Paul Davis Restoration capitalized on heightened market activity, while Century Fire Protection continued to broaden its service offering within its geographic footprint. Healthy housing market fundamentals contributed to strong performance at California Closets and other franchised systems, including CertaPro Painters, Floor Coverings International and Pillar To Post Home Inspectors. Top-line growth resulted in strong profitability across our businesses, with the division margin modestly lower during the second quarter versus the prior year period due to increased mix from our lower margin company-owned operations. GAAP Operating Earnings were $16.8 million, versus $13.1 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.2 million in the second quarter, relative to $2.9 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.2 million, relative to $3.6 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Wednesday, July 26, 2017 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The number to use for this call is 416-623-0333 for Toronto area callers or 1-855-353-9183 for all other callers, passcode 30080# for both. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release.  This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2017	2016	2017	2016

Net earnings	$22,265	$18,072	$30,885	$19,589
Income tax	11,099	10,262	9,797	11,112
Other income, net	(110)	(26)	(205)	(101)
Interest expense, net	2,554	2,486	4,879	4,455
Operating earnings	35,808	30,794	45,356	35,055
Depreciation and amortization	10,356	8,494	19,851	15,908
Acquisition-related items	525	322	771	393
Stock-based compensation expense	929	635	2,344	1,605
Adjusted EBITDA	$47,618	$40,245	$68,322	$52,961

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2017	2016	2017	2016

Net earnings	$22,265	$18,072	$30,885	$19,589
Non-controlling interest share of earnings	(2,330)	(1,508)	(4,159)	(2,316)
Acquisition-related items	525	322	771	393
Amortization of intangible assets	3,565	2,833	6,751	5,225
Stock-based compensation expense	929	635	2,344	1,605
Stock-based compensation tax adjustment for US GAAP change	(880)	-	(4,623)	-
Income tax on adjustments	(1,751)	(1,355)	(3,521)	(2,651)
Non-controlling interest on adjustments	(91)	(62)	(162)	(95)
Adjusted net earnings	$22,232	$18,937	$28,286	$21,750

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2017	2016	2017	2016

Diluted net earnings per share	$0.50	$0.35	$0.63	$0.30
Non-controlling interest redemption increment	0.04	0.10	0.10	0.17
Acquisition-related items	0.01	0.01	0.02	0.01
Amortization of intangible assets, net of tax	0.06	0.05	0.11	0.09
Stock-based compensation expense, net of tax	0.02	0.01	0.04	0.03
Stock-based compensation tax adjustment for US GAAP change	(0.02)	-	(0.13)	-
Adjusted earnings per share	$0.61	$0.52	$0.77	$0.60

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2017	2016	2017	2016

Revenues	$434,858	$385,104	$810,827	$692,690

Cost of revenues	301,938	266,434	574,350	488,940
Selling, general and administrative expenses	86,231	79,060	170,499	152,394
Depreciation	6,791	5,661	13,100	10,683
Amortization of intangible assets	3,565	2,833	6,751	5,225
Acquisition-related items (1)	525	322	771	393
Operating earnings	35,808	30,794	45,356	35,055
Interest expense, net	2,554	2,486	4,879	4,455
Other expense (income)	(110)	(26)	(205)	(101)
Earnings before income tax	33,364	28,334	40,682	30,701
Income tax	11,099	10,262	9,797	11,112
Net earnings	22,265	18,072	30,885	19,589
Non-controlling interest share of earnings	2,330	1,508	4,159	2,316
Non-controlling interest redemption increment	1,586	3,857	3,733	6,223
Net earnings attributable to Company	$18,349	$12,707	$22,993	$11,050

Net earnings per common share
Basic	$0.51	$0.35	$0.64	$0.31
Diluted	0.50	0.35	0.63	0.30

Adjusted earnings per share (2)	$0.61	$0.52	$0.77	$0.60

Weighted average common shares (thousands)
Basic	35,921	36,000	35,901	35,984
Diluted	36,575	36,423	36,562	36,380

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2017	December 31, 2016

Assets
Cash and cash equivalents	$63,094	$43,384
Restricted cash	16,234	13,450
Accounts receivable	170,402	164,074
Prepaid and other current assets	78,192	58,146
Deferred income tax	-	24,738
Current assets	327,922	303,792
Other non-current assets	4,898	5,115
Fixed assets	79,838	73,083
Deferred income tax	477	1,693
Goodwill and intangible assets	400,141	387,281
Total assets	$813,276	$770,964

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$146,618	$142,966
Other current liabilities	52,159	38,813
Long-term debt - current	1,530	1,043
Current liabilities	200,307	182,822
Long-term debt - non-current	279,968	249,866
Other liabilities	26,714	23,729
Deferred income tax	8,382	31,167
Redeemable non-controlling interests	103,312	102,352
Shareholders' equity	194,593	181,028
Total liabilities and equity	$813,276	$770,964

Supplemental balance sheet information
Total debt	$281,498	$250,909
Total debt, net of cash	218,404	207,525

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2017	2016	2017	2016

Cash provided by (used in)

Operating activities
Net earnings	$22,265	$18,072	$30,885	$19,589
Items not affecting cash:
Depreciation and amortization	10,357	8,493	19,851	15,907
Deferred income tax	(34)	(558)	363	(1,094)
Other	442	630	(2,102)	536
	33,030	26,637	48,997	34,938

Changes in non-cash working capital
Accounts receivable	(9,676)	(17,462)	(5,586)	(20,851)
Payables and accruals	11,503	22,993	(5,275)	19,566
Other	6,740	6,288	11,065	6,641
Net cash provided by operating activities	41,597	38,456	49,201	40,294

Investing activities
Acquisition of businesses, net of cash acquired	(2,182)	(72,043)	(12,545)	(77,081)
Purchases of fixed assets	(8,922)	(7,078)	(18,890)	(13,978)
Other investing activities	(1,370)	(2,867)	(5,688)	(7,448)
Net cash used in investing activities	(12,474)	(81,988)	(37,123)	(98,507)

Financing activities
Increase in long-term debt, net	(3,883)	49,298	30,470	59,374
Sale (purchases) of non-controlling interests, net	(1,688)	13	(5,468)	259
Dividends paid to common shareholders	(4,397)	(3,960)	(8,340)	(7,421)
Distributions paid to non-controlling interests	(476)	(1,832)	(2,349)	(3,064)
Repurchases of Subordinate Voting Shares	-	(1,349)	(7,416)	(1,349)
Other financing activities	(1,363)	399	609	842
Net cash (used in) provided by financing activities	(11,807)	42,569	7,506	48,641

Effect of exchange rate changes on cash	103	173	126	297

Increase (decrease) in cash and cash equivalents	17,419	(790)	19,710	(9,275)

Cash and cash equivalents, beginning of period	45,675	37,075	43,384	45,560

Cash and cash equivalents, end of period	$63,094	$36,285	$63,094	$36,285

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2017
Revenues	$302,900	$131,958	$-	$434,858
Adjusted EBITDA	28,696	22,122	(3,200)	47,618

Operating earnings	23,191	16,812	(4,195)	35,808

2016
Revenues	$288,658	$96,446	$-	$385,104
Adjusted EBITDA	26,376	16,730	(2,861)	40,245

Operating earnings	21,380	13,056	(3,642)	30,794

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2017
Revenues	$568,753	$242,074	$-	$810,827
Adjusted EBITDA	43,129	30,998	(5,805)	68,322

Operating earnings	32,318	21,286	(8,248)	45,356

2016
Revenues	$538,464	$154,226	$-	$692,690
Adjusted EBITDA	38,113	19,925	(5,077)	52,961

Operating earnings	27,737	14,447	(7,129)	35,055

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500